Filed by Gartner, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: CEB Inc.
Commission File No.: 001-34849

Gartner + CEB

Creating the Leading Global Research & Advisory Company

TRANSACTION TERMS

- Equity Value: ~$2.6B (cash and stock)
- Enterprise Value: ~$3.3B
- Consideration: CEB shareholders will receive $54.00 in cash and 0.2284 shares of Gartner common stock for each share of CEB common stock they own
- Ownership:
  - Gartner shareholders: ~91%
  - CEB shareholders: ~9%

APPROVALS & TIMING

- 1H 2017
- Subject to the approval of CEB shareholders and customary closing conditions, including applicable regulatory approvals

SIGNIFICANT SHAREHOLDER VALUE

- Immediately accretive to Gartner's Adjusted EPS; double-digit percentage accretive to Adjusted EPS in 2018
- Combination expects to deliver long-term double-digit growth in revenues, earnings and free cash flow
- Expect to realize annualized cost synergies of ~$25-$50 million starting in 2018
- Targeting double-digit contract value growth for CEB within three years after closing

Strategic Rationale

> Accelerates CEB's growth by leveraging Gartner's proven practices and global scale

> A highly complementary combination with enhanced capabilities

> Attractive and aligned business model fundamentals

> Delivers attractive short and long-term financial benefits

> Significantly expands market opportunity to enhance long-term growth

Combined Company by the Numbers[1]

+100 Countries | +13,000 Associates

$3.3B Adjusted Revenue | $693M Adjusted EBITDA | $463M Free Cash Flow

[1] Pro forma results for LTM ended September 30, 2016

Enhanced Capabilities & Expanded Market Opportunity





Gartner 2015 Annual Revenue
- North America
- International

CEB 2015 Annual Segment Revenue[5]
- North America
- International

MAJOR FUNCTIONS	GLOBAL ENTERPRISE[2]	LARGE ENTERPRISE[3]	MIDSIZE ENTERPRISE[4]
INFORMATION TECHNOLOGY	■ ▲	■ ▲	■
SUPPLY CHAIN	■	■	
MARKETING	■	■	
HUMAN RESOURCES	▲	▲	■ (green)
SALES	▲	▲	■ (green)
FINANCE	▲	▲	■ (green)
LEGAL	▲	▲	■ (green)

[2] Global Enterprise: $5B revenue / >10,000 associates

[3] Large Enterprise: $1-$5B revenue / >1,000 associates

[4] Midsize Enterprise: $50M-$1B revenue; 100-999 associates

[5] Revenue breakdown based on ACV as a proxy; excludes Talent Management

Source: Full year 2015 Company filings, Company management

■ Gartner Research & Advisory
▲ CEB Best Practice & Talent Mangement Insights
■ (green) New Research & Advisory Services / Accelerate CEB Offerings

Key Benefits for All Stakeholders

Shareholders
Immediately accretive to Gartner's Adjusted EPS; double-digit percentage accretive to Adjusted EPS in 2018

Clients
Better positioned to help clients make the right decisions with confidence

Associates
Expanded new opportunities for career growth and development as part of a larger, stronger and rapidly growing company

Gartner

Gene Hall, Chief Executive Officer

"We are excited about joining forces with CEB. **Our highly complementary business models will create the leading global research and advisory company for all major functions in the enterprise,** and we are well-aligned from a culture, talent and business model perspective."

CEB

Tom Monahan, Chairman & Chief Executive Officer

"We have long admired Gartner for its impact on clients and track record of growth. **We're pleased to reach this agreement, which offers compelling benefits to CEB's shareholders, clients and employees.**"

Deﬁnitions & Forward-Looking Statements Cautionary Note Regarding Forward-Looking Statements This Current Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future ﬁnancial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gartner’s expectations, strategy, plans or intentions. Gartner’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to: · failure of CEB stockholders to adopt the Merger Agreement or that the companies will otherwise be unable to consummate the Merger on the terms set forth in the Merger Agreement; · the risk that the businesses will not be integrated successfully; · the risk that synergies will not be realized or realized to the extent anticipated; · uncertainty as to the market value of the Gartner merger consideration to be paid in the Merger; · the risk that required governmental approvals of the Merger will not be obtained; · the risk that Gartner following this transaction will not realize its ﬁnancing or operating strategies; · litigation in respect of either company or the Merger; and · disruption from the Merger making it more difﬁcult to maintain certain strategic relationships. The forward-looking statements contained in this Current Report are also subject to other risks and uncertainties, including those more fully described in our ﬁlings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended December 31, 2015, which was ﬁled with the Securities and Exchange Commission on February 24, 2016 and those discussed in “Risk Factors” in the S-4 to be ﬁled by Gartner with the SEC at a future date and in the documents which are incorporated by reference therein. The forward-looking statements in this Current Report are based on information available to Gartner as of the date hereof, and Gartner disclaims any obligation to update any forward-looking statements, except as required by law. Additional Information and Where to Find It This communication is being made in respect of a proposed business combination involving Gartner and CEB. In connection with the proposed transaction, Gartner will ﬁle with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of CEB and that will also constitute a prospectus of Gartner. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Gartner may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 ﬁled with the SEC becomes effective. The preliminary proxy statement/ prospectus and this communication are not offers to sell Gartner securities, are not soliciting an offer to buy Gartner securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The deﬁnitive proxy statement/prospectus will be mailed to stockholders of CEB. GARTNER AND CEB URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents ﬁled with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents ﬁled with the SEC by Gartner (when they become available) may be obtained free of charge on Gartner’s website at www.gartner.com or by directing a written request to Gartner, Inc., Investor Relations, 56 Top Gallant Road Stamford, CT 06902-7747. Copies of documents ﬁled with the SEC by CEB (when they become available) may be obtained free of charge on CEB’s website at www.CEBglobal.com or by directing a written request to CEB, Inc. care of Investor Relations, 1919 North Lynn Street, Arlington, VA 22209. Participants in the Merger Solicitation Each of Gartner, CEB and their respective directors, executive ofﬁcers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the Securities and Exchange Commission, be considered participants in the solicitation of CEB stockholders in connection with the proposed transaction is set forth in the proxy statement/ prospectus described above ﬁled with the Securities and Exchange Commission. Additional information regarding Gartner’s executive ofﬁcers and directors is included in Gartner’s deﬁnitive proxy statement, which was ﬁled with the SEC on April 11, 2016. Additional information regarding CEB’s executive ofﬁcers and directors is included in CEB’s deﬁnitive proxy statement, which was ﬁled with the SEC on April 29, 2016. You can obtain free copies of these documents using the information in the paragraph immediately above. Normalized EBITDA is calculated as GAAP operating income excluding stock-based compensation expense, depreciation and amortization, accretion on obligations related to excess facilities, and acquisition and integration charges. Adjusted EPS represents GAAP diluted earnings per share adjusted for the impact of certain items directly-related to acquisitions. The adjustment items consist of the amortization of identiﬁable intangibles, incremental acquisition and integration charges related to the achievement of certain performance targets and employment conditions, as well as legal, consulting, retention, severance and other costs, and non-cash fair value adjustments on pre-acquisition deferred revenues. Free Cash Flow is deﬁned as Cash from operations less capital expenditures plus acquisitions and integration payments. Total Contract Value represents the value attributable to all of our subscription-related research contracts. It is calculated as the annualized value of all contracts in effect at a speciﬁc point in time, without regard to the duration of the contract. Total contract value primarily includes Research deliverables for which revenue is recognized on a ratable basis, as well as other deliverables (primarily Events tickets) for which revenue is recognized when the deliverable is utilized. Adjusted Revenue is calculated as revenue excluding the impact of the deferred revenue fair value adjustment. Adjusted EBITDA refers to net income (loss), excluding: provision for income taxes; interest expense, net; debt modiﬁcation costs; net non- operating foreign currency gain (loss); loss on other investments, net; equity method investment loss; depreciation and amortization; business transformation costs, the impact of the deferred revenue fair value adjustment; acquisition related costs; CEO non-competition obligation; restructuring costs and share-based compensation. Free Cash Flow is deﬁned as Cash from operations less capital expenditures. CEB Segment Contract Value is calculated at the end of the quarter, as the annualized revenue attributed to all agreements in effect on such date, without regard to the remaining duration of any such agreement. CEB Segment Contract Value does not include the impact of Personnel Decision Research Institution, Inc. (PDRI).